September 18, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: First Majestic Silver Corp.
Form 40-F for the Year Ended December 31, 2012
Filed March 28, 2013
File No. 001-34984

Dear Ms. Jenkins:

On behalf of First Majestic Silver Corp. (the “Company”), this letter responds to your letter, dated August 21, 2013 (the “Comment Letter”), regarding the above-referenced Annual Report of the Company on Form 40-F for the Year Ended December 31, 2012 (the “Annual Report”), filed on March 28, 2013. The comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the Company’s response. For ease of reference, the headings and numbered paragraph below correspond to the headings and numbered comment in the Comment Letter. The response of the Company is set forth in ordinary type beneath the comment of the Staff appearing in bold type.

Exhibit 99.1

Annual Information Form

Mineral Projects, page 20

1.	In future filings please include a map showing the location of each of your properties.

In consideration of the Staff’s comments, a map showing the location of the Company’s properties will be included in future filings of the Form 40-F.

2.

We note that your mineral reserve table on page 20 of your filing does not include the Del Toro reserves that are disclosed on page 58 of your filing. Please advise. In your response please tell us if your resource and reserve table is inclusive of all mineral estimates.

The mineral reserve and resource table on page 20 is inclusive of all reserves and resources of the Company as measured at a December 31, 2012 cut-off date. The table on page 58 is a Life of Mine Plan that shows the anticipated Life of Mine Plan prepared during 2012 on the assumption that the Del Toro mine would begin production in the last quarter of 2012. Since the mine did not begin commercial production until April 1, 2013, the Resources of the mine were not re-categorized in the December 31, 2012 table as “Reserves”. The re-categorization of Resources into Reserves will be disclosed clearly in the Company’s future filings of the Form 40-F.

3.

It appears the pricing disclosed as a footnote to your resource and reserve table on page 20 is different than the pricing disclosed elsewhere in your filing. In this regard we reference the resource and reserve pricing on page 55 of your disclosure. Please advise.

The summary table presented on page 55 of our disclosure is a summary of mineral Resources at the Del Toro Silver Mine, all as reported under Form 6-K in EDGAR on August 22, 2012, in the Del Toro Silver Mine Technical Report with a cut-off date as at June 30, 2012. As such, the pricing is the same pricing that was used to compile the Resources table with a June 30, 2012 cut-off date. The pricing indicated at the bottom of the Resources table on page 20-21 relates to the December 31, 2012 cut-off and preparation of the internally calculated Resources at that time. Footnote (1) in the table on page 20 should have excluded the Del Toro Resources as they were only summarized as at June 30, 2012, and the Company determined it was not practical to re-compile the Del Toro Resource table and therefore did not attempt to re-compile the Resources of Del Toro as at December 31, 2012. The correct pricing for Del Toro is the pricing shown on the page 55 disclosure. The disclosure will be clarified and amended in future filings on Form 40-F.

4.

We note that you disclose the sum of resources and reserves. Please tell us if your resources are exclusive of your mineral reserves and explain if the modification factors for respective properties are the same, such that these numbers can be summed. For example, explain if the modification factors for the La Encantada reserves are the same as the modification factors for the La Encantada resources. In your response tell us if resources and reserves can be summed under Canadian National Instrument 43-101.

The Company shows separate totals for Proven and Probable Reserves and for Measured and Indicated Resources, and for Inferred Resources. The Company uses the same modification factors in defining the Proven and Probable Reserves and the Measured and Indicated Resources. The modification factors for La Encantada Reserves are the same as the modification factors for La Encantada Resources. Inferred Resources are not added to Proven and Probable Reserves nor to Measured and Indicated Resources. The subtotals of Proven and Probable Reserves and Measured and Indicated Resources totals were added together and disclosed as the total of Proven and Probable and Measured and Indicated, and there is no indication that the summing of these two subtotals is categorized as Reserves. The Reserves of the Company exclude Measured and Indicated Resources and they exclude Inferred Resources. According to the rules of Canadian National Instrument 43-101, it is not acceptable to add together Reserves and Resources and to characterize them as Reserves, however, there is no specific exclusion from adding together Reserves and Resources and calling them Resources, so long as Inferred Resources are not summed with either Reserves or Resources. The Company has added together Proven and Probable and Measured and Indicated and has not characterized this total as Reserves, and therefore the disclosure is believed to be completely transparent and not in breach with Canadian National Instrument 43-101.

Exhibit 99.2

Consolidated Financial Statements

Consolidated Statements of Income

5.

You appear to exclude depletion, depreciation and amortization from the line items titled cost of sales and gross margin. However, it appears from your disclosure in your inventory footnote on page three that these amounts are included in inventory. Accordingly, please consider retitling each of these line items when presented or discussed in your future filings to better reflect that they exclude depletion, depreciation and amortization. Please advise or supplementally tell us the revised titles you will use.

The Company excludes depletion, depreciation and amortization from Cost of Sales on the Consolidated Statements of Income to enhance comparability with other mining companies and chooses to show the sum of depletion, depreciation and amortization as a separate line item prior to calculating a subtotal for Mine Operating Earnings. The Company does include depletion, depreciation and amortization in inventory at the end of every period and charges depletion, depreciation and amortization to a single line item rather than into Cost of Sales. In future annual and interim filings, the Company will explicitly state in the Statement of Income that Cost of Sales excludes depletion, depreciation and amortization, parenthetically as:

Cost of Sales (excluding depletion, depreciation and amortization)

Exploration and evaluation expenditures, page 3

6.

We reviewed your disclosure related to exploration and evaluation expenditures. Your existing disclosure does not sufficiently clarify when your evaluation phase ends and when development starts (e.g. when technical feasibility and commercial viability has been demonstrated and whether it coincides with reserve determination). Additionally, we note you disclose that the decision is also dependent upon management’s decision to develop. Please clarify how management’s decision to develop factors into the determination of whether a mine is in the exploration or development stage. Refer to IFRS 6. Please show us supplementally what your revised disclosure will look like.

In future filings of the Form 40-F, the Company plans to update its note disclosure on exploration and evaluation expenditures as follows to clarify its accounting policy, see underlining below indicating added disclosure:

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:

There is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
Life of mine plan and economic modeling support the economic extraction of such reserves and resources;
For new properties, a scoping study and/or feasibility study demonstrates the additional reserves and resources will generate a positive economic outcome; and
Operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated ~~and a development decision has been made~~ according to the above mentioned factors.

Mining interests, page 4

7.

We note your disclosure that you deplete deferred mining costs over the useful life of the ore body following commencement of production. Please expand your disclosure in future filings to clarify the depletion base utilized to deplete these mining costs. In your response, please specifically indicate by mine whether the depletion base includes proven and probable reserves and measured, indicated or inferred resources. To the extent that your depletion base includes measured, indicated or inferred resources, please quantify in your disclosure the impact of including these amounts. Please show us supplementally what your revised disclosure will look like.

The Company does not include inferred resources in its depletion base. The Company plans to update its note disclosure to clarify its accounting policy for depletion by adding a paragraph to the Mineral Interests policy as follows:

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on proven and probable reserves and the portion of measured and indicated mineral resources considered to be highly probable to be economically extracted over the life of mine plan.

The impact of calculating the depletion expense of the Company solely on a Proven and Probable basis is as follows:

	Fiscal year ended	Fiscal year ended
	December 31,	December 31,
	2012	2011

Depletion expense as reported in the consolidated financial statements	$6,443,000	$4,330,000

Depletion expense where only proven and probable mineral reserves are included	$11,901,000	$5,205,000

Commencement of commercial production and production levels intended by management, page 9

8.

Please provide additional clarification related to your disclosure that production begins “when operating levels intended by management have been reached”. In this regard, please revise your disclosure in future filings to clarify factors such as the levels of production capacity and number of uninterrupted production days that management determines to be the designed capacity. Please show us supplementally what your revised disclosure will look like.

To provide additional clarification, the Company will indicate the factors that affect the determination of the commencement of commercial production as follows, all of which would be new additional disclosure:

Determining when a mine is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgement dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

substantially all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
the mine or mill has reached a pre-determined percentage of design capacity;
the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e., the ability to continue to produce ore at a steady or increasing level).;
the completion of a reasonable period of testing of the mine plant and equipment;
the ability to produce a saleable product (e.g., the ability to produce concentrate within required sellable specifications);
the mine has been transferred to operating personnel from internal development groups or external contractors; and
mineral recoveries are at or near the expected production levels.

Exhibit 99.3

Management’s Discussion and Analysis

Total Cash Cost Per Ounce and Total Production Cost Per Tonne, page 19

9.

We note the reconciliation of costs of sales to cash costs per ounce of silver produced include the deduction of “by-product credits.” In calculating these non-IFRS measures, we believe the reduction for by-product revenues is not appropriate because it distorts your actual production costs. In this regard, your presentation suggests you incurred lower mining costs for silver than you actually did. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of the non-IFRS measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without adjusting for them in the non-IFRS measures. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F, and provide us with draft disclosure of your planned changes.

First Majestic Silver Corp. produces substantially all of its revenue from the production of silver and does not produce a single substantial by-product to which it could attach co-product costs. In the year ended December 31, 2012, 91% of the Company’s revenues were from the production of silver, the remaining production consisted of 4% from lead, 2% from gold, 2% from zinc and 1% from iron ore. Regarding distortions to Production Costs, the Company concurs with the SEC’s comments with the exception that the Company notes that it provided in its disclosure on page 19 of the Management’s Discussion and Analysis (the “MD&A”) separate Total Production Costs information in its reconciliation of Cost of Sales to the non-IFRS standard of Total Cash Costs per ounce. Further, the Company believes that its own situation of having the lowest by-product credits in the primary silver producer industry portrays the lowest distortion of Total Production Costs and, in addition, that the ability to measure this distortion and to compare it against other silver producers could only be possible by showing Total Cash Costs both with and without by-product credits deducted from Total Production Costs. For this reason, the Company believes that continued presentation of total cash costs per ounce prior to deducting by-product credits as well as subsequent to deducting by-product credits is useful to readers and to management for consistency and comparability purposes.

The proposed disclosure, using December 31, 2012 results to illustrate, would be as follows:

(expressed in thousands of U.S. dollars,	Year Ended December 31, 2012					Year Ended December 31, 2011
except ounce and per ounce amounts)	San Martin	La Parrilla	La Encantada	La Guitarra	Total	San Martin	La Parrilla	La Encantada	Total
Cost of sales (as reported)					$79,747				$66,787
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination					(497)				(2,008)
Cost of sales (mine)	$12,445	$26,324	$35,088	$5,393	$79,250	$12,641	$16,021	$36,117	$64,779
Add: Third party smelting and refining	310	12,600	1,927	2,978	17,815	427	6,425	1,659	8,511
Deduct: Employee benefits	-	-	(2,144)	(58)	(2,202)	(383)	(13)	(4,819)	(5,215)
Inventory changes	386	(16)	1,657	(1,048)	979	107	456	1,245	1,808
Other non-cash costs	29	(534)	(601)	57	(1,049)	(364)	(541)	(282)	(1,187)
Total cash cost before by-product credits (A)	$13,170	$38,374	$35,927	$7,322	$94,793	$12,428	$22,348	$33,920	$68,696
Deduct: By-product credits	(1,994)	(15,314)	(1,951)	(3,001)	(22,260)	(1,686)	(7,522)	(1,046)	(10,254)
Total cash cost after by-product credits (B)	$11,176	$23,060	$33,976	$4,321	$72,533	$10,742	$14,826	$32,874	$58,442

Tonnes produced	286,206	670,670	1,515,795	60,499	2,533,170	286,758	356,996	1,384,040	2,027,794
Total ounces of silver produced	957,195	2,848,171	4,036,502	389,927	8,231,795	1,055,745	1,759,412	4,366,636	7,181,793
Deduct: Metal deduction ounces	3,926	98,376	20,182	118,819	241,303	5,279	60,322	21,833	87,434
Payable ounces of silver produced (C)	953,269	2,749,795	4,016,320	271,108	7,990,492	1,050,466	1,699,090	4,344,803	7,094,359

Total cash cost per ounce before by-product credits (A/C)	$13.82	$13.95	$8.95	$27.01	$11.86	$11.82	$13.14	$7.81	$9.68
Total cash cost per ounce after by-product credits (B/C)	$11.72	$8.38	$8.46	$15.94	$9.08	$10.22	$8.72	$7.57	$8.24

Mining cost per ounce	$3.79	$2.89	$1.85	$6.14	$2.58	$4.01	$3.28	$1.24	$2.14
Milling cost per ounce	6.82	4.45	5.34	3.46	5.15	4.79	3.96	5.04	4.74
Indirect cost per ounce	2.44	1.20	0.92	5.32	1.35	2.21	1.68	0.87	1.26
Total production cost per ounce	$13.05	$8.54	$8.11	$14.92	$9.08	$11.01	$8.92	$7.15	$8.14
Transport and other selling costs per ounce	0.44	0.59	0.36	1.11	0.48	0.41	0.45	0.28	0.34
Smelting and refining costs per ounce	0.32	4.58	0.48	10.98	2.23	0.41	3.78	0.38	1.20
Royalties per ounce	-	0.24	-	-	0.08	-	-	-	-
Total cash cost per ounce before by-product credits (A/C)	$13.81	$13.95	$8.95	$27.01	$11.87	$11.83	$13.15	$7.81	$9.68
By-product credits cost per ounce	(2.09)	(5.57)	(0.49)	(11.07)	(2.79)	(1.61)	(4.43)	(0.24)	(1.44)
Total cash cost per ounce after by-product credits (B/C)	$11.72	$8.38	$8.46	$15.94	$9.08	$10.22	$8.72	$7.57	$8.24

Mining cost per tonne	$12.62	$11.84	$4.90	$27.49	$8.15	$14.70	$15.61	$3.90	$7.49
Milling cost per tonne	22.71	18.26	14.14	15.51	16.23	17.54	18.83	15.83	16.60
Indirect cost per tonne	8.13	4.93	2.42	23.84	4.24	8.10	8.04	2.71	4.41
Total production cost per tonne	$43.46	$35.03	$21.46	$66.84	$28.62	$40.34	$42.48	$22.44	$28.50

The Company also proposes to include substantially the following disclosure in its future Forms 40-F as supplemental text disclosure to our by-product presentation of cash operating and total cash costs per ounce, as illustrated as follows using the prior Form 40-F for December 31, 2012:

The cash costs per silver ounce are compiled after deducting by-product credits related to lead, gold, zinc and iron production. For the year ended December 31, 2012 and 2011, by-product credits were approximately $2.79, and $1.44 per silver ounce, respectively, and were deducted from operating costs in the calculation of cash costs per ounce.

Also, the Company believes it is fully transparent in showing all of the elements that compose Total Cash Costs as has been defined as a standard by the mining industry by the Gold Institute’s Production Cost Standard (Standard) as defined in 1996 and later adopted in 2011 by the Silver Institute. The Company believes the Total Cash Cost standard best provides the financial statement reader the most consistent and comparable measure for comparing the operating costs of peer companies in the gold and silver extractive industries where significant by-product credits or substantial co-products do not exist. The Company will further improve clarity by providing additional information including a sub-total of Total Cash Costs prior to deducting by-product credits and specific textual information to highlight the impact of by-products on the industry standard measure of Total Cash Costs.The Company believes that the extent to which its industry peers have by-product credits is very relevant information for comparing the Company’s Total Cash Costs to those of its industry peers, and to exclude this information detracts relevant information that the Company uses to demonstrate and measure its purity of silver production relative to that of its industry peers.

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact me at (604) 688-3033 or Stewart Muglich of Clark Wilson, LLP at (604) 687-5700.

Very truly yours,

/s/ Raymond Polman, CA

Raymond Polman, Chief Financial Officer

cc:	Jamie Kessel, Securities and Exchange Commission
Rufus Decker, Securities and Exchange Commission
John Coleman, Securities and Exchange Commission
Keith Neumeyer, President and Chief Executive Officer

Ramon Davila Flores, Chief Operating Officer
Stewart Muglich, Clark Wilson, LLP
James Beeby, Miller O’Connor Irwin, LLP
Joanna Pearson, Deloitte LLP